Exhibit (a)(1)(I)

InvenTrust Properties Corp. C/O DST Systems, Inc. PO Box 219845 Kansas City MO 64121-9845

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Dear Stockholder,

This communication is to inform you that your Letter of Transmittal to tender your InvenTrust Properties Corp. Shares was received after the expiration date and time listed in the Offer to Purchase. The Offer to Purchase commenced on August 15, 2018 with a press release. Required materials were mailed to all Shareholders and were also made available on InvenTrust Properties Corp.’s website. The Offer expired on [                        ], 2018 at 5 p.m., New York City time. You are not required to do anything further and the shares you intended to tender with the above referenced request will remain in your account. You will continue to receive distributions on the shares in your account.

If you sent your Letter of Transmittal registered, certified, or via overnight carrier to DST Systems and have a tracking number that verifies your request was received by DST Systems prior to 5 p.m., New York City time on [                        ], 2018, please contact your financial advisor or DST Systems at 855-377-0510.

Sincerely,

INVENTRUST PROPERTIES CORP.